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                                                            Exhibit 1A (5)(a)(j)

                              GE LIFE AND ANNUITY
                         ASSURANCE COMPANY ENDORSEMENT
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The Policy to which this endorsement is attached is amended as follows:

Cost of Insurance

Monthly deductions for cost of insurance charges will end on the Policy anniversary date on which the Insured's Attained Age is 100.

Policy Loan Interest

The interest rates charged for non-preferred Policy loans and for preferred Policy loans are shown on the Policy data pages.

Transfers

We do not currently charge for transfers. We reserve the right to impose a transfer charge. The maximum amount of any transfer charge is provided on the Policy data pages.

                   For GE Life and Annuity Assurance Company

                                          [Signature To Come]

                                          PRESIDENT